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                             September 21, 2023

       Michael Weisz
       Chief Executive Officer of Yieldtreet Management, LLC
       YS RE RAF I LLC
       300 Park Avenue, 15th Floor
       New York, New York 10022

                                                        Re: YS RE RAF I LLC
                                                            Post-Qualification
Amendment to Offering Statement on Form 1-A POS
                                                            Filed August 22,
2023
                                                            File No. 024-11755

       Dear Michael Weisz:

              We have reviewed your amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 21, 2023 letter.

       Post-Qualification Amendment filed August 22, 2023

       General

   1. We note your response to comment 3. Please revise to file as exhibits the limited liability company agreement or
partnership agreement, as the case may be, for each of Alterra
                                                        Owner, LLC, Avion
Owner, LLC, and Centennial Olympic 336 Property, LP. Refer to
                                                        Item 17(6) of Form 1-A.
   2. We note your response to comment 3. Please expand your disclosure under the caption
                                                        "Investment Company Act
Considerations" on page 88 to describe the risk of the loss of your exclusion from
regulation pursuant to the Investment Company Act. Please also revise your Risk
Factors section under an appropriate caption to highlight this risk.
              We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
 Michael Weisz
YS RE RAF I LLC
September 21, 2023
Page 2

FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Benjamin Holt at 202-551-6614 or David Link at 202-551-3356 with any questions.



                                                           Sincerely,
FirstName LastNameMichael Weisz
                                                           Division of
Corporation Finance
Comapany NameYS RE RAF I LLC
                                                           Office of Real
Estate & Construction
September 21, 2023 Page 2
cc:       Brian Korn
FirstName LastName